APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

Brothers Cole, Inc.
Balance Sheet - unaudited
For the period ended [August 1st, 2022]

	Current Period
ASSETS	
Current Assets:	
Cash	$ 1,500.00
Petty Cash	-
Accounts Receivables	-
Inventory	85,000.00
Prepaid Expenses	-
Employee Advances	-
Temporary Investments	-
Total Current Assets	86,500.00
Fixed Assets:	
Land	-
Buildings	20,000.00
Furniture and Equipment	62,000.00
Computer Equipment	-
Vehicles	-
Less: Accumulated Depreciation	-
Total Fixed Assets	82,000.00
Other Assets:	
Trademarks	-
Patents	-
Security Deposits	-
Other Assets	-
Total Other Assets	-
TOTAL ASSETS	$ 168,500.00
LIABILITIES	
Current Liabilities:	
Accounts Payable	$ -
Business Credit Cards	-
Sales Tax Payable	-
Payroll Liabilities	-
Other Liabilities	-
Current Portion of Long-Term Debt	-
Total Current Liabilities	-
Long-Term Liabilities:	
Notes Payable	150,000.00

Mortgage Payable		-
Less: Current portion of Long-term debt		-
Total Long-Term Liabilities		150,000.00
EQUITY		
Capital Stock/Partner's Equity		18,500.00
Opening Retained Earnings		-
Dividends Paid/Owner's Draw		-
Net Income (Loss)		-
Total Equity		18,500.00
TOTAL LIABILITIES & EQUITY	$	**168,500.00**
Balance Sheet Check		-

Brothers Cole, Inc.
Income Statement - unaudited
6/30/2022

	Current Period 1/1/2022 to 7/1/2022	Prior Period 6/1/2021 to 12/1/21
REVENUES		
Sales	$ -	$ -
Other Revenue	-	-
TOTAL REVENUES	**-**	**-**
COST OF GOODS SOLD		
Cost of Sales	-	-
Supplies	-	-
Other Direct Costs	-	-
TOTAL COST OF GOODS SOLD	**-**	**-**
GROSS PROFIT (LOSS)	**-**	**-**
OPERATING EXPENSES		
Advertising and Promotion	-	-
Bank Service Charges	-	-
Business Licenses and Permits	24,000.00	14,000.00
Computer and Internet	-	-
Depreciation	-	-
Dues and Subscriptions	-	-
Insurance	-	-
Meals and Entertainment	-	-
Building Expenses	65,000.00	72,500.00
Office Supplies	-	-
Payroll Processing	-	-
Professional Services - Legal, Accounting	-	-
Occupancy	-	-
Rental Payments	-	-
Salaries	-	-
Payroll Taxes and Benefits	-	-
Travel	-	-
Utilities	-	-
Website Development	-	-
TOTAL OPERATING EXPENSES	89,000.00	86,500.00
OPERATING PROFIT (LOSS)	(89,000.00)	(86,500.00)
INTEREST (INCOME), EXPENSE & TAXES		
Interest (Income)	-	-
Interest Expense	-	-

Income Tax Expense	-		-
TOTAL INTEREST (INCOME), EXPENSE & TAXES	-		-
NET INCOME (LOSS)	$ (89,000.00)	$	(86,500.00)

Brothers Cole, Inc.
Statement of Cash Flow - unaudited
For the period ended [7/1/2022]

	Current Period 1/1/2022 to 7/1/2022	Previous Period 6/1/2021 to 12/31/2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	-	-
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	-	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	-	-
Net Cash Flows From Operating Activities	-	-
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	-	-
Net Cash Flows From Investing Activities	-	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Withdrawals	-	-
Net Cash Flows From Financing Activities	-	-
NET INCREASE (DECREASE) IN CASH	-	-
CASH - BEGINNING	-	-
CASH - ENDING	-	-